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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


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                                                     SEC FILE NUMBER
                                                     CUSIP NUMBER


(Check One): [ ] Form 10-K   [ ] Form 20    [ ] Form 11-K
             [X] Form 10-Q   [ ] Form N-SAR


For Period Ended: September 30, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.


    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                           Park Pharmacy Corporation
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Full Name of Registrant

                                      N/A
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Former Name if Applicable

                         10711 Preston Road, Suite 250
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Address of Principal Executive Office (Street and Number)

                              Dallas, Texas 75230
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                                       [X]

                                       [X]

                                       [ ]


(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Registrant is in the process of compiling information for the quarterly period ended September 30, 2002 for the Form 10-Q, all of which information has not yet been received.



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PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Craig Mackey                       972                       860-0200
------------------           ---------------         -----------------------
(Name)                         (Area Code)              (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            PARK PHARMACY CORPORATION
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2002                 By: /s/ Craig Mackey
                                           ------------------------------------
                                           Craig Mackey, President and
                                           Chief Operating Officer


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                                ATTACHMENT IV(3)
                   to Notification of Late Filing of Form 10-Q
                 for the Fiscal Quarter Ended September 30, 2002

         For the fiscal quarter ended September 30, 2002, the Registrant expects to record revenues of approximately $11.6 million for the fiscal quarter, representing a decrease of approximately 15.3% over the revenues reported for the fiscal quarter ended September 30, 2001. This decrease in revenues is primarily attributable to the sale or closing of several of the Registrant's business units. For the fiscal quarter ended September 30, 2002, the Registrant expects to report a loss of approximately ($214,000), compared to net income of approximately $57,000 for the quarter ended September 30, 2001.